

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

Via Email
Paul Kuhn
Chief Executive Officer
Avrupa Minerals Ltd.
Suite 410 – 325 Howe Street
Vancouver, BC
Canada V6C 1Z7

> **Re: Avrupa Minerals Ltd.**
> **Registration Statement on Form 20-F**
> **Filed June 4, 2012**
> **File No. 000-54728**

Dear Mr. Kuhn:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Without limiting the generality of the foregoing, your Form 20-F should be amended to include an audit opinion that refers to and opines on International Financial Reporting Standards as issued by the International Accounting Standards Board or include a reconciliation to US GAAP. Refer to Item 17(c) of Form 20-F.

This registration statement will become effective on August 3, 2012. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director